Exhibit 99.1

São Paulo (State of São Paulo), April 25, 2018.

To

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)

Superintendency of Company Relations

Rio de Janeiro, State of Rio de Janeiro (RJ)

Dear Sirs,

Subject:	ITAÚ UNIBANCO HOLDING S.A.

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 25, 2018

I. In accordance with the provisions in CVM Instruction No. 480/2009, Article 21, item IX, and Article 30, item III, the Company brings to your knowledge the summary of the decisions made at the Meeting mentioned above:

Annual General Meeting Agenda:

1. The Financial Statements for 2017 and the allocation of net income for the year were approved;

2. The members of the Board of Directors and the Fiscal Council were elected for the next annual term of office;

3. The amount to be allocated to the global compensation of the members of the Executive Board and Board of Directors and the compensation of the members of the Fiscal Council was approved.

Extraordinary General Meeting Agenda:

1. The Corporate Bylaws were amended for the purpose of: (a) in Article 3, main paragraph, registering the new amount of common shares that represent the capital as a result of the cancellation of shares approved by the Board of Directors at the meetings held on December 15, 2017 and February 22, 2018; (b) in item 4.3., “g”, including the power of the General Stockholders’ Meeting to resolve upon the Stock Option Plan; (c) in item 5.1. and in Article 17, updating the name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange) to B3 S.A. – Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC); (d) in items 6.2. and 6.8., adjusting the wording on the composition and powers of the Board of Directors, in line with the practices adopted by the Company and with the provisions in the Brazilian Code of Corporate Governance; (e) in item 10.1.1., improving the wording on the Company’s representation; (f) in Article 15, main paragraph and its subitems, changing the composition of the statutory profit reserve; (g) in items 13.3. and 14.1., updating the allocations to the statutory profit reserve;

2. The Corporate Bylaws were consolidated with the amendments mentioned in item “1” above.

3. The transfer to the new Statutory Profit Reserve of the balances that are currently recognized in the Statutory Reserves was approved (a) for Dividend Equalization, (b) for Working Capital Increase and (c) for the Increase of the Capital of Investees.

II. Within the term established in Article 21, item X and Article 30, item IV of the above mentioned Instruction, the minutes of the Meeting will be forwarded by means of the Empresas.Net – Periodical and Occasional Information platform.

Without further ado, I undersign.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

cc:

- B3 S.A. – Brasil, Bolsa, Balcão

Company Monitoring Superintendency

- Company Relations Coordination Office